SO
3/3/03

03002341

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OF 3-3-03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49994

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TradeWeb LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Harborside Financial Center, 2200 Plaza Five
(No. and Street)

Jersey City (City) NJ (State) 07311-4993 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Pittinsky (201) 536-6528
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York (City), NY (State) 10036 (Zip Code)

RECD S.E.C.
FEB 28 2003

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Viju G. Verghis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TradeWeb LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FARAILDA BELLIARD
Notary Public
State of New Jersey
My Commission Expires Nov 6, 2007

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TradeWeb LLC

Consolidated Statement of Financial Condition
December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Member of TradeWeb LLC

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of TradeWeb LLC at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 14, 2003

TradeWeb LLC
Consolidated Statement of Financial Condition
December 31, 2002

Assets	
Cash and cash equivalents	$ 19,461,161
Accounts receivable	1,062,670
Other assets	405,777
Total assets	$ 20,929,608
Liabilities and Member's capital	
Accounts payable and accrued expenses	$ 3,136,243
Accrued compensation expense	4,601,106
Due to Parent	1,080,654
Total liabilities	8,818,003
Commitments and Contingencies (Note 6)	
Member's capital	
Member's interest	11,636,172
Accumulated other comprehensive income	
Foreign exchange translation adjustment	475,433
Total Member's capital	12,111,605
Total liabilities and Member's capital	$ 20,929,608

The accompanying notes are an integral part of this consolidated financial statement.

1. Organization

TradeWeb LLC (the "Company"), a wholly owned subsidiary of TradeWeb Group LLC ("Parent"), is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company provides services that enable institutional investors to trade fixed income securities with their dealers on a communication network (the "TradeWeb Network") developed by the Parent.

The Company owns 100% of the shares of TradeWeb Europe Limited ("TEL"). TEL is incorporated as a limited company in the United Kingdom. TEL is licensed as a dealer in securities by the Financial Services Authority ("FSA"). TEL provides services that enable institutional investors to trade fixed income securities with their dealers on the TradeWeb Network developed by the Parent. Subsequent to December 31, 2002, ownership of TEL was transferred to the Parent.

2. Significant Accounting Policies

The following is a summary of significant accounting policies.

Basis of consolidation
The consolidated statement of financial condition as of December 31, 2002, includes the accounts of the Company and its wholly owned subsidiary, TEL. All material intercompany transactions and balances have been eliminated in consolidation.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates and the differences may be material.

Cash and cash equivalents
The Company considers short-term money market instruments with an original maturity of less than three months to be cash equivalents.

Translation of foreign currency
Cash payments and receipts made in currencies other than the U.S. dollars are translated at the rate of exchange prevailing at the transaction date. Assets and liabilities denominated in foreign currencies are translated at the rate prevailing at the Consolidated Statement of Financial Condition date.

Income tax
The Company is a limited liability company (which is taxed as a partnership) and, accordingly, the taxable income or loss of the Company is includable in the Federal and state income tax returns of the Company's individual member.

3. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. Under the Rule, the Company is required to maintain net capital, as defined, equivalent to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2002, the Company had net capital of $6,622,890, which exceeded its requirement of $249,663 by $6,373,227. The Company's ratio of aggregate indebtedness to net capital was 0.57 to 1. The Company does not consolidate the assets and liabilities of TEL in determining net capital.

TEL is subject to certain financial resource requirements by the SFA. At December 31, 2002, TEL had financial resources, as defined by the SFA, of $3,982,000, which exceeded its requirement of $1,073,000 by $2,909,000.

The Company is exempt from Rule 15c3-3 under the exemptive provision of (k)(2)(i).

4. Related Party Transactions

Included in cash and cash equivalents on the Consolidated Statement of Financial Condition is approximately $10,350,000 in a money market fund with an affiliate of a Member of the Parent. Interest rates earned on money market funds are comparable to rates offered to third parties.

5. Concentration of Credit Risk

The Company may be exposed to credit risk regarding its receivables, which are primarily receivable from financial institutions, including investment managers and broker/dealers. The Company has only trade receivables. The Company believes that its credit risk exposure is limited and does not consider it necessary and, therefore, has not established an allowance for doubtful accounts with regard to these receivables.

In addition, substantially all of the Company's cash and cash equivalents are held in accounts at two major financial institutions. Should these institutions be unable to fulfill its obligations, the Company is subject to credit risk.

6. Commitments and Contingencies

The Company is obligated under an operating lease for office space in the UK through 2015. The terms of the lease require the following remaining minimum future rental payments at December 31, 2002.

Year	Amount
2003	$ 826,000
2004	826,000
2005	826,000
2006	826,000
2007	826,000
Thereafter	6,058,000
	$ 10,188,000

7. Employees Savings Plan

The Company has a 401(k) savings plan for its US employees whereby eligible employees may voluntarily contribute a percentage of compensation not in excess of 12% of the employees' annual compensation, which is matched 100% by the Company. Company contributions vest 100% after completion of three years of service and participation in the plan.

The Company has a defined contribution pension plan for its UK employees whereby the Company contributes 10% of the employees' annual compensation.

8. Consolidated Subsidiary

The following is a summary of certain financial information of the Company's consolidated subsidiary at December 31, 2002:

Total assets	$ 9,325,600
Total liabilities	5,073,057
Equity	4,252,543

The equity of TEL is not included in the regulatory net capital of the Company.